Exhibit 99.2

Exhibit 99.2

ASML Holding N.V.
Remuneration Report

Contents

6	Message of the Supervisory Board

7	The Remuneration Committee

8	Remuneration Policy - Board of Management

14	2015 Remuneration - Board of Management

18	2015 Remuneration - Supervisory Board

ASML HOLDING N.V. - REMUNERATION REPORT 2015

Message of the Supervisory Board
Dear Shareholders, dear Stakeholders,
We are pleased to present the Remuneration Report over the financial year 2015 ("the Report"). In this report you will find information on the remuneration of the Board of Management and the Supervisory Board of ASML Holding N.V. ("ASML" or "the Company"), based on the remuneration policy for the Board of Management, as adopted by the General Meeting of Shareholders on April 24, 2013, and which became effective per January 1, 2014 (the "Remuneration Policy"). Some adjustments to the Remuneration Policy were adopted by the General Meeting of Shareholders on April 23, 2014, and on April 22, 2015, and are applicable retro-actively as from January 1, 2014, and January 1, 2015, respectively.

The Remuneration Policy builds on the core principles that have served us for more than ten years:

•	Transparency: the policy and its execution need to be clear and practical;

•	Alignment: the remuneration policy is aligned with the ASML business needs and the remuneration policies for ASML’s senior management and other ASML employees;

•	Long-term orientation: the incentives to management need to focus on long-term value creation;

•	Compliance: ASML adopts the highest standards of good corporate governance, and

•	Simplicity: the policy and its execution are as simple as possible and easily understandable for all stakeholders.

This Report will provide a summary of the Remuneration Policy and its application in 2015.
In order to adequately support the Supervisory Board, the Remuneration Committee met several times in 2015. The Supervisory Board decided upon the following main topics as prepared by the Remuneration Committee:

•	The performance levels achieved in 2015 and the corresponding variable remuneration pay-out;

•	The conditions for the Long Term Incentive (LTI) award 2015 - 2017 and the applicable performance peer group;

•	The performance measures applicable for the variable remuneration 2015;

•
The proposal to the AGM to determine the number of shares needed for ASML employee share-based incentives and the proposal to the AGM to approve the number of shares needed for the share-based incentives for the Board of Management;

•	The base salary of the members of the Board of Management for 2015 and 2016;

•	The scenario analyses of the variable remuneration;

•	The review of the composition of the reference group; and

•	The bi-annual remuneration benchmark with the reference group, as well as consequences thereof for the remuneration levels of the Board of Management in 2016.

We trust this report is sufficiently clear in outlining the remuneration details of the Board of Management and Supervisory Board in the financial year 2015.
The Supervisory Board
Veldhoven, February 4, 2016

ASML HOLDING N.V. - REMUNERATION REPORT 2015 6

The Remuneration Committee
The Remuneration Committee of ASML advises the Supervisory Board, and prepares resolutions with respect to the review and execution of the Remuneration Policy. The Supervisory Board approves the proposals of the Remuneration Committee and, in case of policy changes, submits the proposed remuneration policy to the General Meeting of Shareholders for adoption. As per April 22, 2015, Ms. P.F.M. (Pauline) van der Meer Mohr resigned from the Remuneration Committee in order to become a member of the Selection and Nomination Committee. Since that same date the Remuneration Committee is formed by Mr. W.H. (Wolfgang) Ziebart (Chairman), Ms. A. (Annet) Aris and Mr. R.D. (Rolf-Dieter) Schwalb. Ms. Aris and Mr. Schwalb were appointed to the Supervisory Board by the Annual General Meeting of Shareholders in 2015. Ms. Aris' appointment was based on the strengthened recommendation right of ASML's Works Council.

Responsibilities of the Remuneration Committee
The Remuneration Committee:

•	Oversees the development and implementation of compensation and benefits programs for the members of the Board of Management;

•
Reviews and proposes the corporate objectives and targets relevant to the compensation of all members of the Board of Management, in cooperation with the Audit Committee and the Technology and Strategy Committee;

•
Evaluates the achievements of the Board of Management with respect to the short and long-term quantitative performance criteria in cooperation with the Audit Committee and the Technology and Strategy Committee. The full Supervisory Board evaluates the qualitative performance criteria. Furthermore, the Remuneration Committee recommends to the Supervisory Board the resulting compensation levels for the members of the Board of Management, based on the quantitative and qualitative evaluation;

•	Conducts internal pay relativity analyses in order to assure appropriate pay differentials within the Company;

•	Analyzes possible outcomes of the variable remuneration components and assesses how they may affect the remuneration of the Board of Management (scenario analyses);

•	Assesses the shareholding positions of the members of the Board of Management against the share ownership guideline of the Remuneration Policy; and

•	Reviews and proposes the remuneration of the Supervisory Board.

For a more comprehensive overview of the responsibilities of the Remuneration Committee, please refer to the Rules of Procedure of the Remuneration Committee as published on the website www.asml.com.

Activities during 2015

In 2015, the Remuneration Committee met five times in scheduled meetings, either in person or via telephone conference. The Remuneration Committee meets without the Board of Management being present. The CFO was, however, invited to attend the Remuneration Committee meeting of November 17, 2015 to discuss the (financial) target setting for 2016.

Role of the external adviser
The external adviser to the Remuneration Committee does not provide services to the Board of Management.

ASML HOLDING N.V. - REMUNERATION REPORT 2015 7

Remuneration Policy - Board of Management

The Remuneration Policy supports the long-term development of the company in a highly dynamic environment, while aiming at fulfilling all stakeholders' requirements. More than ever, the challenge for ASML is to drive technology, to serve its customers and to satisfy its stakeholders. These drivers are the backbone of the Remuneration Policy. The Supervisory Board ensures that the policy and its implementation are linked to the company's objectives.
In this section, an overview is provided of the Remuneration Policy for the Board of Management, and the application thereof in 2015.

Remuneration Policy
Base salary	• Derived from the median level of the benchmark on Total Direct Compensation
(conducted once every two years).
• The Remuneration Committee considers the appropriateness of any change in base salary in light of the market levels, as well as salary adjustments for other
ASML employees.
Short term incentive	• On target level: 60% of base salary.
• Maximum level: 90% of base salary.
• Targets are set on a mix of annual and semi-annual basis.
• Annual payout in cash, determined by the performance on financial objectives
(weighted 60% in total) and qualitative objectives (weighted 40% in total).
Long term incentive	• On target level: 70% of base salary.
• Maximum level: 140% of base salary.
• Annual award is based on the VWAP (Volume Weighted Average Price) of Q4 of the year preceding the grant.
• Number of shares at vesting is determined by both a financial
(ROAIC – weighted 80%) and qualitative (weighted 20%) performance metric measured over a period of three calendar years.
Pension benefits	• Positioned in line with general industry sample of companies in The Netherlands.

Philosophy and objectives
The objective of the Remuneration Policy is to enable ASML to attract, motivate and retain qualified industry professionals for the Board of Management in order to achieve ASML's strategic goals. The policy acknowledges the internal and external context as well as the ASML business needs and long-term strategy. The policy is designed to encourage behavior that is focused on long-term value creation, while adopting the highest standards of good corporate governance. The policy is aimed at motivating for outstanding achievements, using a combination of non-financial and financial performance measures. Technology leadership and customer value creation are the key drivers of sustainable returns to our shareholders1.

Reference group and market positioning
ASML offers a remuneration package that is competitive as compared to a relevant labor market. To define this market a reference group is created, consisting of companies that are comparable to ASML in terms of size and complexity, data transparency and geographical area. The median level in this reference group serves as a reference in determining the level of pay for the Board of Management.
1 The Annual General Meeting of Shareholders of April 22, 2015, approved certain amendments to the Remuneration Policy. The amendments include (i) a revision of the definition of ROAIC, which is calculated on the basis of Net Operating Profit After Tax rather than Net Operating Profit, and (ii) the substitution of one of the performance measures for the short-term incentive, Operating Cash Flow, by Free Cash Flow and Cash Conversion Cycle. Both redefined performance measures have been applied in setting the variable pay of the Board of Management in 2015.

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The reference group consists of the following companies:

Company
Ahold	Infineon Technologies
Akzo Nobel	KPN
ASM International	Philips
DSM	Randstad
Electrolux	Rolls Royce
Fugro	Sandvik
Gemalto	SBM offshore
Heineken	Unilever
Imtech [1]

1 The bankruptcy of Imtech in August 2015 did not impact the review and benchmark (which was based on 2014 market data). Going forward, Imtech will not be part of the reference group, but this is in principle only relevant at the moment of the next market assessment, to be expected in 2017.

In principle a benchmark with the reference group is conducted every two years. In the years without a market assessment, the Supervisory Board considers the appropriateness of any change of base salary, based on the market environment as well as on the salary adjustments for other ASML employees. The Supervisory Board reviews the composition of the reference group with the frequency of the benchmark. Substantial changes to the composition will be submitted to the shareholders.
As a guiding principle, the ASML Total Direct Compensation (TDC) at the target level is benchmarked against the median TDC level of the reference group. TDC consists of base salary, a Short Term Incentive (STI) and a Long Term Incentive (LTI).
In 2015, the Supervisory Board reviewed the composition of the reference group and concluded that a revision was not required. A benchmark with the reference group has also been conducted. The outcome of this benchmark has been taken into account by the Supervisory Board in its determination of the base salaries of the Board of Management for 2016.

Base Salary
The level of base salary is not separately benchmarked, but derived from the TDC as described above and the policy on STI and LTI, as described below.
At the introduction of the Remuneration Policy as per 1 January 2014, at which time a benchmark was carried out, the annual base salaries for ASML's Presidents Mr. Wennink and Mr. Van den Brink were set in the middle of the benchmark results of a CEO position and of CTO/CFO-roles. The base salaries for the other members of the Board of Management were set in accordance with the benchmark results. As explained above, such a benchmark is in principle conducted every two years. In the years without a market assessment, any adjustment is based on the market environment and the adjustments for other ASML employees. The outcome of the 2015 benchmark has been taken into account by the Supervisory Board in its determination of the base salaries of the Board of Management for 2016.

Short-Term Incentive (STI)
The STI refers to the annual performance related cash incentive that is applicable to all members of the Board of Management. The target level of the STI is 60% of base salary. In case of excellent performance the maximum opportunity amounts to 90% of base salary.
In order to achieve alignment between the remuneration of the Board of Management and other ASML employees, the policy includes a modifier on the STI payout that is connected to the profit-sharing program for employees. This modifier enables the Supervisory Board to discretionary adjust the STI payout of the Board of Management upward with 10% of base salary or downward with 20% of base salary. In 2015, the Supervisory Board has not made adjustments to the STI payout based on this modifier.
For the STI the following performance criteria were applied in 2015:

		On target payout (as % of base salary)
Financial		Board of Management
1	Direct Material Margin on New Systems (excl. EUV)	12.0%
2	Total Company Cost Base	12.0%
3	Cash (Free Cash Flow and Cash Conversion Cycle)	12.0%
	Qualitative
4	Technology Leadership Index	12.0%
5	Market Position	12.0%
	Total	60.0%

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These performance measures reflect the drivers for ASML in a balanced mix of qualitative measures based on technology objectives and the quality of our service to customers, and quantitative financial measures. The weighting is equally set for all five performance measures on 20%, being 12% of base salary.
For each of the performance criteria the Supervisory Board sets challenging, but realistic target levels. The target setting and performance review occur in principle on an annual basis. Direct Material Margin on New Systems, Total Company Cost Base and Free Cash Flow are set and reviewed semi-annually. All performance measures are set at the beginning of the year and do not change during the performance period. The overall payout is annual and will be executed in the next financial year. The cash incentive is accrued during the performance period.
The performance target setting and performance evaluation are conducted in cooperation with the relevant committees of the Supervisory Board. The technology target is set and evaluated in cooperation with the Technology and Strategy Committee, whereas financial targets are set and evaluated in cooperation with the Audit Committee. The Company’s external auditor is engaged to perform agreed upon procedures to verify the consistent application of the approved calculation method and the accuracy of the calculations of STI outcomes.
The payout levels are prorated upon the level of achievement of the five performance criteria. There is no payout below threshold performance. Meeting threshold performance will result in a payout of 50% of target payout. In case of excellent performance the maximum payout is capped at 150% of target payout.

Long-Term Incentive (LTI)
The LTI refers to the share-based incentive. All members of the Board of Management are eligible to receive performance-related shares. The target level of the LTI is set at 70% of base salary. In case of excellent performance the maximum opportunity amounts to 140% of base salary.
Each year, performance shares are conditionally granted to the members of the Board of Management. The shares will become unconditional depending on the achievement of predetermined performance targets during a three-year performance period. Each performance period starts on the first day of the year of the grant. The number of performance shares to be conditionally awarded is calculated at the beginning of the period, using the volume-weighted average price of ASML Holding's shares on the Amsterdam Stock Exchange during the last quarter of the year preceding the conditional award. Performance shares are granted in January of the year in which the three-year performance period starts, two days after the publication of ASML's annual financial results.
Two types of performance measures relate to the LTI: ASML's relative Return On Average Invested Capital (ROAIC) position compared to the performance Peer Group and long-term strategic qualitative targets to ensure ASML's ability to keep performing at high standards. For the performance period 2015-2017 the qualitative targets relate to the longer-term Technology Leadership Index and Sustainability. Like with the STI performance criteria, the LTI criteria reflect the drivers of ASML: push technology development, earn the money to enable this, and do it in a responsible way. Details of the Company's approach on sustainability are published in ASML's Corporate Responsibility Report.

The LTI performance measures have the following weights:

LTI performance measure	Weight
ROAIC	80%
Technology Leadership Index	15%
Sustainability	5%
Total	100%

The intention is to increase the weight of the qualitative LTI measures over time while reducing the weight of the ROAIC component.

ROAIC as performance measure
ROAIC provides ASML’s rate of return on capital it has put to work, regardless of the capital structure of the Company. In other words, ROAIC is a fundamental metric to measure the value creation of the Company. ROAIC is calculated by dividing Net Operating Profit After Tax (NOPAT) by the Average Invested Capital (AIC).

The ROAIC of ASML is compared to a peer group consisting of a number of globally active companies in primarily the semiconductor industry, complemented by companies with a high capital base, high R&D investments and a long-term investment horizon. These companies have been verified to show similar trend lines as ASML and compete with ASML for shareholder preference.

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ROAIC peer group

Company
Advanced Energy	KLA-Tencor [1]
Applied Materials	LAM Research [1]
ASM International	MKS Instruments
Caterpillar	Rockwell Collins
Joy Global	Teradyne

1 In 2015 it was announced that LAM Research has the intention to acquire KLA-Tencor. If and when this deal materializes, the peer group will be adjusted accordingly for the running LTI series.

The peer group is reviewed and verified by the Supervisory Board on an annual basis in order to ensure the appropriateness of its composition before each conditional grant. The Supervisory Board may adjust the peer group on the basis of market circumstances (mergers, acquisitions, or other corporate activities significantly affecting their comparability with ASML). If a peer company is not available for the full three-year performance period, it will be replaced for this full performance period by a substitute company. These substitute companies have been identified in advance of each performance cycle and an objective model will be applied to determine which substitute replaces the peer company that no longer qualifies.

Performance incentive zone
The vesting of performance shares depends on the relative ROAIC position as compared to the peer group and the evaluation of the qualitative targets by the Supervisory Board. The vesting will be calculated at the end of the three-year performance period for all performance measures, based on a predefined payout matrix.

LTI payout matrix ROAIC

ROAIC - Vesting scheme
Relative ROAIC position (quantitative)	Payout as a % of target	Payout as a % of base salary

1	200%	112%
2	175%	98%
3	150%	84%
4	125%	70%
5	100%	56%
6	75%	42%
7	50%	28%
8	0%	0%
9	0%	0%
10	0%	0%
11	0%	0%

LTI payout matrix qualitative targets

For the Technology Leadership Index and Sustainability targets, the same threshold and maximum levels apply.

Performance assessment	Payout as % of target	Payout as % of base salary
Excellent	200%	28%
Overachieved	100% - 200%	14% - 28%
Achieved	100%	14%
Almost achieved	50% - 100%	7% - 14%
Threshold	50%	7%
Not achieved	0%	0%

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Target performance assessment

The Supervisory Board, in cooperation with the relevant committees (Technology and Strategy Committee, Audit Committee and Remuneration Committee) will assess the performance achieved against the quantitative and qualitative targets. The Company’s external auditor is engaged to perform agreed-upon procedures regarding the determination of whether the remuneration of ASML’s Board of Management is calculated in accordance with the Remuneration Policy, taking into consideration the pre-determined performance criteria and resolutions adopted by the Supervisory Board during the year.

Holding period
The minimum holding period for members of the Board of Management is two years after the vesting date. This also applies to the members of the Board of Management at termination of their employment contract/management services agreement. The period before the Board of Management member obtains full rights to the shares will be five years in total.
In case tax payment is due by the members of the Board of Management over the retrieved variable income, performance shares may be partially sold within the holding period ("sell to cover").

Share ownership guideline
In accordance with the Remuneration Policy, members of the Board of Management are required to hold at least the value of two times base salary in the form of shares. This ensures an alignment of the interest of members of the Board of Management with long-term shareholder value throughout their employment with ASML. A grace period applies to new members of the Board of Management, who are allowed to meet the share ownership guideline three years after their first appointment.

Pensions
The pension arrangement for the Board of Management is set at the median of executive pensions in the Netherlands. The arrangement is aligned with the supplementary pension arrangement for ASML employees in the Netherlands. The plan is a defined contribution opportunity as laid down in Dutch fiscal regulations. The total defined contribution is a percentage of the pensionable salary, which is equal to the base salary minus Witteveen threshold2, and depends on the participant's age at the beginning of the year. The total net contribution is according to the maximum level as allowed by Dutch fiscal legislation, of which the participant contributes 3.9% of his pensionable salary.
Dependants pension and disability pension are insured on a risk basis, the premium of which is paid by ASML.
In 2014, the pension arrangement for members of the Board of Management was adjusted to comply with changes in Dutch pension legislation. The pensionable age moved from 65 years to 67 years of age; the accrual rates and premiums for risk insurances have been adjusted accordingly.
In 2015, further changes have been implemented as a result of amendments in Dutch pension legislation. These amendments imply further restrictions of the annual pension growth, as well as the restriction of pension accrual for gross annual salary in excess of EUR 100,000. The pension arrangement for the Board of Management was adjusted accordingly, including offering an option to accrue additional pension for annual gross income in excess of EUR 100,000 through a "net pension" arrangement. This net pension arrangement in principle copies the former gross pension arrangement, but premiums will be deducted from the net salary, and any future payout is designed to be a net amount as well, subject to applicable Dutch tax regulations.

Other benefits and expense reimbursements
In addition to the pension benefits mentioned, the members of the Board of Management also receive other benefits and expense reimbursements, such as company car costs, social security costs, health and disability insurance costs, and representation allowances.

Claw back, ultimum remedium, scenario analyses
In order to comply with the highest standards of corporate governance, the employment contracts/management services agreements of the members of the Board of Management include ultimate remedium and claw back provisions as well as a change of control arrangement as referred to below.
Extensive scenario analyses of the possible outcome of the variable remuneration component and its effect on the remuneration of the Board of Management are conducted once every two years. For this purpose, the effect of different performance scenarios on the level and composition of the remuneration have been analyzed and used for the original design of the Remuneration Policy. An update of these
2 In 2015, further changes have been implemented as a result of amendments in Dutch tax legislation. Dutch pension arrangements have a threshold in the buildup of pension entitlements. This threshold exists because all participants are assumed to be entitled to the Dutch state pension (AOW) and therefore do not need an additional pension over the first part of their pensionable income. The minimum level in the fiscal legislation for this threshold is related to the AOW allowance and is known as the Witteveen threshold. This threshold is calculated as the annual AOW allowance (including holiday allowance) for a married person times 10/7.5. The Witteveen threshold for 2015 is EUR 13,545.

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scenario analyses has been executed in 2015. The outcome of these analyses will be taken into account by the Supervisory Board in the target setting for 2016.

Term of appointment
Members of the Board of Management are appointed for a period of four years, after which reappointment is possible for consecutive terms of maximum four years.

Notice period
The members of the Board of Management have a termination notice period of three months. ASML would need to apply a notice period of six months for termination without cause under the applicable employment or management services agreements with the members of the Board of Management.

Severance agreement
Employment agreements or management services agreements of members of the Board of Management contain specific provisions regarding benefits upon termination of these agreements. If the company gives notice under the agreement for reasons which are not exclusively or mainly found in acts or omissions on the side of the member of the Board of Management, a severance amount equal to one year base salary will be made available upon the effective date of termination.
This severance payment will also be made available in the event the member of the Board of Management gives notice of termination of the employment agreement or management services agreement due to a substantial difference of opinion between the respective member of the Board of Management and the Supervisory Board regarding his employment/management services agreement, his function or the ASML strategy.

Change in control
Board of Management members are also entitled to the aforementioned severance payment in the event ASML or its legal successor gives notice of termination under the employment contract or management services agreement due to a change in control or if the member of the Board of Management gives notice of termination which is directly related to such change in control and such notice is given within twelve months from the date on which the change in control occurs.
The Change in control provision includes a limitation of the payout under the LTI. This entails that the share price will be fixed on the average of i) the average closing share price over a period of 15 trading days prior to the first public announcement of change in control negotiations and ii) the average closing share price over a period of 30 trading days prior to the closing of the transaction.

Loans
ASML does not grant any personal loans or guarantees to members of the Board of Management.

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2015 Remuneration - Board of Management

The remuneration of the Board of Management for the financial year 2015 is based upon the Remuneration Policy. The Supervisory Board ensures that the policy and its implementation are linked to the company's objectives.

2015 Remuneration Table - Board of Management
Effective January 1, 2015, the base salary for all members of the Board of Management was increased with 2%, which is the same budget available for ASML management salary increases in the Netherlands.
In 2015, the STI resulted in a cash payout of 123.70% of the target payout. One out of five performance criteria was achieved at target, three performance criteria were achieved between target and maximum, and one criterion was achieved at maximum performance level. The outcome therefore results in a cash payout of EUR 2.81 million, representing 74.22% of the base salary of the Board of Management.

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The table below reflects the total remuneration per member of the Board of Management. Please note that the reported figures reflect costs related to remuneration incurred for the Company in 2015, 2014 and 2013 under the Generally Accepted Accounting Principles in the United States ("US GAAP") and the International Financial Reporting Standards as adopted by the European Union ("IFRS-EU"):

			Fixed	Short-term		Long-term		Total Direct	Other
				(variable)		(variable)		Compensation
Board of	Financial		Base	STI		LTI (share			Pension	Other benefits
Management	Year		salary	(Cash)		awards)	[1]			and expense
										reimbursement
			EUR	EUR		EUR		EUR	EUR	EUR
P.T.F.M.	2015		954,000	708,059		1,681,875	[2]	3,343,934	163,098	50,575
Wennink	2014		935,000	717,800		1,676,213	[3]	3,329,013	161,271	49,462
	2013		681,500	407,673		1,349,115	[4]	2,438,288	106,033	45,848
M.A. van den	2015		954,000	708,059		1,727,752	[2]	3,389,811	163,098	49,938
Brink	2014		935,000	717,800		1,752,299	[3]	3,405,099	161,271	49,105
	2013		697,000	416,945		1,429,197	[4]	2,543,142	112,481	45,920
W.U. Nickl	2015		612,000	454,226		1,782,976	[6]	2,849,202	60,992	46,031
	2014		600,000	460,620		1,385,835	[6]	2,446,455	44,578	145,346	[9]
	2013	[7]	50,000	65,000	[8]	-		115,000	4,547	12,936
F.J. van Hout	2015		640,000	475,008		1,286,902	[2]	2,401,910	83,430	44,775
	2014		627,000	481,348		1,388,070	[3]	2,496,418	82,216	43,244
	2013		458,000	273,976		1,182,907	[4]	1,914,883	71,164	42,910
F.J.M. Schneider-	2015		623,000	462,391		1,253,164	[2]	2,338,555	81,254	30,671
Maunoury	2014		611,000	469,065		1,351,343	[3]	2,431,408	80,072	28,812
	2013		446,000	266,797		1,150,392	[4]	1,863,189	69,244	28,426
			Fixed	Short-term		Long-term		Total Direct	Other
				(variable)		(variable)		Compensation
Former Board of	Financial		Base	STI		LTI (share			Pension	Other benefits
Management	Year		salary	(Cash)		awards)	[1]			and expense
										reimbursement
			EUR	EUR		EUR		EUR	EUR	EUR
E. Meurice	2015		—	—		—		—	—	—
	2014		210,750	1,177,790	[10]	—		1,388,540	36,293	19,256
	2013		843,000	630,353		5,837,399	[4,5]	7,310,752	172,593	107,500

1
The remuneration reported as part of the LTI (share awards) is based on cost incurred under US GAAP and IFRS-EU. The costs of share awards are charged to the Consolidated Statement of Profit or Loss over the 3 year vesting period based on the maximum achievable number of share awards. Therefore the costs for e.g. the financial year 2015 include costs of the Board of Management performance share plan 2015, 2014 and 2013. Furthermore, the difference between the amount based on the maximum achievable number of shares awards and the amount based on the actual number of share awards that vest, is released to the Consolidated Statement of Profit or Loss in the financial year in which the share awards vest.

2
The remuneration reported as part of the LTI (share awards) for the year 2015 includes an adjustment for the Board of Management performance share plan 2012 based on the actual number of share awards vested in 2015. The adjustment for Mr. Wennink, Mr. van den Brink, Mr. van Hout and Mr. Schneider-Maunoury amounts to EUR -39,229, EUR -41,543, EUR -34,376, EUR -33,443, respectively.

3
The remuneration reported as part of the LTI (share awards) for the year 2014 includes an adjustment for the Board of Management performance share plan 2011 based on the actual number of share awards vested in 2014. The adjustment for Mr. Wennink, Mr. van den Brink, Mr. van Hout and Mr. Schneider-Maunoury amounts to EUR -77,769, EUR -82,409, EUR -68,320, EUR -66,312, respectively.

4
The remuneration reported as part of the LTI (share awards) for the year 2013 includes an adjustment for the Board of Management performance share plan 2010 based on the actual number of share awards vested in 2013. The adjustment for Mr. Wennink, Mr. van den Brink, Mr. van Hout, Mr. Schneider-Maunoury and for Mr. Meurice amounts to EUR -63,035, EUR -66,795, EUR -55,376, EUR -53,748, EUR -101,740, respectively.

5	The remuneration reported as part of the LTI (share awards) for the year 2013 mainly includes costs related to the accelerated vesting of the share awards for the share plans 2011, 2012 and 2013.

6
The remuneration reported as part of the LTI (share awards) for the years 2014 and 2015 includes a compensation for Mr. Nickl for part of his shares and stock options that were forfeited when he left his former company in the United States. This compensation takes the form of a maximum of 56,000 performance related shares awarded in 2014, subject to performance conditions, a three year vesting period and a two year holding period as applicable under the Remuneration Policy.

7	Mr. Nickl was not part of Board of Management in 2013.

8	Mr. Nickl is partly compensated for his loss of 2013 variable income at his previous employer; he has received from ASML Euro 65,000 per month for every month in function in 2013.

9	In 2014, Mr. Nickl received an allowance of EUR 99,026 to cover relocation and housing costs (gross amount before taxes).

10
Mr. Meurice received a pro-rated compensation of the STI of 75% of his gross salary in 2014 which is equal to EUR 158,063. In addition, the share-based compensation element of Mr. Meurice's remuneration was calculated as 15,167.75 shares and has been settled in cash at a share price of EUR 67.23. Both have been paid in 2014.

The maximum number of conditionally granted shares that the members of the Board of Management may receive if specific performance criteria are achieved, and provided that applicable employment conditions are met, is included in the table below. If the applicable performance criteria are not achieved, and/or applicable employment conditions are not met, no performance shares will become unconditional.

ASML HOLDING N.V. - REMUNERATION REPORT 2015 15

The table below provides a comprehensive overview of conditional share awards that are granted in the performance period and unconditional share awards that are included in the holding period or that have become freely tradable in 2015. The cost of the Company is calculated based on the maximum amount of shares that can be awarded and spread over the three-year performance period. Any performance shares granted shall, in any event, not be exercised in the first three years after the date of grant. The cost impact of the difference between the actual achievement after three years and the maximum achievement will be adjusted after the final performance year, which is included in the table on the previous page.

Overview of share awards (as per December 31, 2015):

	At moment of grant								At moment of vesting					At end of lock-up period
Board of	Grant	Status	Full	Number		Fair	Total		Vesting	Number	Share	Total		End of	Number	Share	Total
Management	date		control			value	fair		date		price	(pre-tax)		lock-up		price	market
							value	[1]			at	market		date		at end	value
											vesting	value	[2]			of
																lock-up		[3]
						EUR	EUR				EUR	EUR				EUR	EUR
P.T.F.M.	1/23/2015	Conditional	No	16,710		94.43	1,577,925		1/23/2018	—	—	—		1/23/2020	—	—	—
Wennink	1/24/2014	Conditional	No	19,280		64.39	1,241,439		1/24/2017	—	—	—		1/24/2019	—	—	—
	4/19/2013	Conditional	No	35,035		55.47	1,943,391		4/19/2016	—	—	—		4/19/2018	—	—	—
	4/18/2012	Unconditional	No	45,689		37.33	1,705,570		4/18/2015	44,638	88.22	3,937,964		4/18/2017	—	—	—
	4/13/2011	Unconditional	No	54,974		28.29	1,555,214		4/13/2014	52,225	63.53	3,317,854		4/13/2016	—	—	—
	2/1/2010	Unconditional	Yes	54,974		22.93	1,260,554		2/1/2013	52,225	56.59	2,955,413		2/1/2015	24,416	93.28	2,277,524
M.A. van	1/23/2015	Conditional	No	16,710		94.43	1,577,925		1/23/2018	—	—	—		1/23/2020	—	—	—
den Brink	1/24/2014	Conditional	No	19,280		64.39	1,241,439		1/24/2017	—	—	—		1/24/2019	—	—	—
	4/19/2013	Conditional	No	37,111		55.47	2,058,547		4/19/2016	—	—	—		4/19/2018	—	—	—
	4/18/2012	Unconditional	No	48,387		37.33	1,806,287		4/18/2015	47,274	88.22	4,170,512		4/18/2017	—	—	—
	4/13/2011	Unconditional	No	58,256		28.29	1,648,062		4/13/2014	55,343	63.53	3,515,941		4/13/2016	—	—	—
	2/1/2010	Unconditional	Yes	58,256		22.93	1,335,810		2/1/2013	55,343	56.59	3,131,860		2/1/2015	25,874	93.28	2,413,527
W.U. Nickl	1/23/2015	Conditional	No	10,720		94.43	1,012,290		1/23/2018	—	—	—		1/23/2020	—	—	—
	1/24/2014	Conditional	No	12,373		64.39	796,697		1/24/2017	—	—	—		1/24/2019	—	—	—
	1/24/2014	Conditional	No	56,000	[4]	64.39	3,605,840		1/24/2017	—	—	—		1/24/2019	—	—	—

F.J.	1/23/2015	Conditional	No	11,210		94.43	1,058,560		1/23/2018	—	—	—		1/23/2020	—	—	—
van Hout	1/24/2014	Conditional	No	12,929		64.39	832,498		1/24/2017	—	—	—		1/24/2019	—	—	—
	4/19/2013	Conditional	No	30,681		55.47	1,701,875		4/19/2016	—	—	—		4/19/2018	—	—	—
	4/18/2012	Unconditional	No	40,023		37.33	1,494,059		4/18/2015	39,102	88.22	3,449,578		4/18/2017	—	—	—
	4/13/2011	Unconditional	No	48,293		28.29	1,366,209		4/13/2014	45,878	63.53	2,914,629		4/13/2016	—	—	—
	2/1/2010	Unconditional	Yes	48,293		22.93	1,107,358		2/1/2013	45,878	56.59	2,596,236		2/1/2015	21,449	93.28	2,000,763
F.J.M.	1/23/2015	Conditional	No	10,912		94.43	1,030,420		1/23/2018	—	—	—		1/23/2020	—	—	—
Schneider-	1/24/2014	Conditional	No	12,599		64.39	811,250		1/24/2017	—	—	—		1/24/2019	—	—	—
Maunoury	4/19/2013	Conditional	No	29,877		55.47	1,657,277		4/19/2016	—	—	—		4/19/2018	—	—	—
	4/18/2012	Unconditional	No	38,944		37.33	1,453,780		4/18/2015	38,048	88.22	3,356,595		4/18/2017	—	—	—
	4/13/2011	Unconditional	No	46,886		28.29	1,326,405		4/13/2014	44,542	63.53	2,829,753		4/13/2016	—	—	—
	2/1/2010	Unconditional	Yes	46,886		22.93	1,075,096		2/1/2013	44,542	56.59	2,520,632		2/1/2015	27,939	93.28	2,606,150

	At moment of grant								At moment of vesting					At end of lock-up period
Former	Grant	Status	Full	Number		Fair	Total		Vesting	Number	Share	Total		End of	Number	Share	Total
Board of	date		control			value	fair		date		price	(pre-tax)		lock-up		price	market
Management							value	[1]			at	market		date		at end	value
											vesting	value	[2]			of
																lock-up		[3]
						EUR	EUR				EUR	EUR				EUR	EUR
E. Meurice	4/19/2013	Unconditional	Yes	56,471		55.47	3,132,446		4/7/2014	53,647	66.13	3,547,676		4/7/2014	53,647	66.13	3,547,676
	4/18/2012	Unconditional	Yes	73,570		37.33	2,746,368		4/7/2014	69,891	66.13	4,621,892		4/7/2014	69,891	66.13	4,621,892
	4/13/2011	Unconditional	Yes	88,732		28.29	2,510,228		1/31/2014	84,295	62.98	5,308,899		1/31/2014	84,295	62.98	5,308,899
	2/1/2010	Unconditional	Yes	29,578		22.93	678,224		2/1/2013	28,099	56.59	1,590,122		1/2/2014	28,099	67.76	1,903,988

1
Total fair value is calculated by multiplying the number of shares awards with the fair value at grant date. Under USGAAP and IFRS- EU, the fair value of the share awards is charged to the Consolidated Statement of Profit or Loss over the vesting period.

2	Total (pre-tax) market value is calculated by multiplying the number of vested shares by the share price as per the vesting date.

3	Total market value is calculated by multiplying the number of vested shares by the share price as per the end of lock- up period.

4
ASML compensated part of the shares and stock options that were forfeited when Mr. Nickl left his former company in the United States. This compensation takes the form of a maximum of 56,000 performance related shares awarded in 2014, subject to the performance conditions, a three year vesting period and a two year holding period a applicable under the Remuneration Policy.

ASML HOLDING N.V. - REMUNERATION REPORT 2015 16

The overview below provides the actual outstanding share awards of each individual member of the Board of Management per December 31, 2015 (i.e. reflecting the development in the number of ASML shares held during 2015).

Details of shares held by members of the Board of Management:

	Dec. 31, 2015
Board of Management	Jan. 1, 2015	Shares vested	Shares sold	[1]	Total	Free tradable	[2]	With lock-up restriction
								restriction	[2]
P.T.F.M. Wennink	48,832	44,638	47,815		45,655	—		45,655
M.A. van den Brink	51,748	47,274	50,655		48,367	—		48,367
W.U. Nickl	—	—	—		—	—		—
F.J. van Hout	42,898	39,102	41,946		40,054	—		40,054
F.J.M Schneider-Maunoury	55,878	38,048	17,711		76,215	24,189		52,026

1	Shares sold in 2015 includes sell to cover for tax purposes.

2	All shares are held by an independent third party trust.

Share ownership guideline
The Remuneration Committee has assessed the shareholding positions of the members of the Board of Management per December 31, 2015 based upon the share ownership guideline of the Remuneration Policy. All members of the Board of Management, except Mr. Nickl, meet the guideline to hold at least the value of two times base salary in shares. In accordance with the Remuneration Policy, Mr. Nickl is allowed to meet the share ownership guideline three years after his appointment as member of the Board of Management. Since Mr. Nickl was first appointed to the Board of Management by the Annual Meeting of Shareholders on April 23, 2014, he will be required to first meet the guideline per April 23, 2017. It is expected that Mr. Nickl will satisfy this requirement by then.

	Dec. 31, 2015
Board of Management	Base salary	Shares guideline	[1]	Actual number of shares	Value	[1]	Factor	[2]
	EUR				EUR
P.T.F.M. Wennink	954,000	23,114		45,655	3,768,820		4.0
M.A. van den Brink	954,000	23,114		48,367	3,992,696		4.2
W.U. Nickl	612,000	14,828		—	—		0.0
F.J. van Hout	640,000	15,506		40,054	3,306,458		5.2
F.J.M. Schneider-Maunoury	623,000	15,094		76,215	6,291,548		10.1

1	Share price at December 31, 2015 is EUR 82.55.

2	Factor is calculated by dividing the value of shares by the base salary.

ASML HOLDING N.V. - REMUNERATION REPORT 2015 17

2015 Remuneration - Supervisory Board

The Remuneration Committee is responsible for reviewing and, if appropriate, recommending changes to the remuneration of the Supervisory Board. Any recommended changes to the remuneration of the members of the Supervisory Board must be submitted to the General Meeting of Shareholders for approval.

Fee levels
The remuneration of the Supervisory Board was approved by the General Meeting of Shareholders on April 23, 2014 and became effective per April 1, 2014. The remuneration arrangement is set out in the table below.
In accordance with the Dutch Corporate Governance Code, the Supervisory Board remuneration is not dependent on the financial results of the Company. No member of the Supervisory Board personally maintains a business relationship with the Company other than as a member of the Supervisory Board. Furthermore, the Supervisory Board does not receive benefits upon resignation.

Supervisory Board fee levels:

Role	Annual (fixed) fee	Audit Committee	Other committees
	EUR	EUR	EUR
Chairman	95,000	15,000	12,000
Non-European member[1]	80,000	10,000	8,000
European member[1]	60,000	10,000	8,000

1 In addition to the annual (fixed) fee, the Vice-Chairman of the Supervisory Board receives EUR 5,000 to fulfill this role.

Additional reimbursements
In addition, ASML paid a net cost allowance amounting to EUR 1,800 in 2015 to each Supervisory Board member, and EUR 2,400 to the Chairman of the Supervisory Board in 2015.

Share ownership
Members of the Supervisory Board are free to acquire or dispose ASML shares or options for their own account, provided they comply with the applicable ASML Insider Trading Rules. Those securities are not part of their remuneration from the Company and are therefore not included. None of the members of the Supervisory Board currently owns shares or options on shares of the Company.

Loans
The Company has not granted any (personal) loans to, nor has it granted any guarantees or the like in favor of, any of the members of the Supervisory Board.

ASML HOLDING N.V. - REMUNERATION REPORT 2015 18

Remuneration awarded in 2015
In the table below an overview is provided of the remuneration awarded to Supervisory Board members in 2015.
Supervisory Board remuneration in 2015:

	2015	Supervisory		Audit		Remuneration		Selection and		Technology		Other
	Total	Board		Committee		Committee		Nomination		and Strategy
								Committee		Committee
	EUR	EUR		EUR		EUR		EUR		EUR		EUR
Arthur P.M. van der Poel	121,000	95,000		10,000		-		12,000		4,000	[2]	-
Fritz W. Fröhlich	22,000	15,000	[2]	3,750	[2]	-		2,000	[2]	-		1,250	[4]
Pauline F.M. van der Meer Mohr	78,000	60,000		10,000		2,000	[2]	6,000	[2]	-		-
Douglas A. Grose	103,750	80,000		-		-		8,000		12,000		3,750	[4]
Antoinette (Annet) P. Aris[1]	70,000	60,000		-		6,000	[2]	-		4,000	[2]	-
Gerard J. Kleisterlee[1]	66,000	60,000		-		-		-		6,000	[2]	-
Rolf-Dieter Schwalb[1]	76,000	60,000		10,000		6,000	[2]	-		-		-
Clara (Carla) M.S. Smits-Nusteling	73,750	60,000		13,750	[3]	-		-		-		-
Johannes (Hans) M.C. Stork	88,000	80,000		-		-		-		8,000		-
Wolfgang H. Ziebart	80,000	60,000		-		12,000		-		8,000		-

1	During 2015 Antoinette (Annet) P. Aris, Gerard J. Kleisterlee and Rolf-Dieter Schwalb were appointed as member of the Supervisory Board and therefore received an observer fee in the first quarter.

2	Amount differs from the annual compensation as the member was not part of the Supervisory Board / committee for the full year.

3	Amount differs from the annual compensation due to a role change from member to chairman of the committee.

4
In addition to the annual fixed fee, the Vice-Chairman of the Supervisory Board receives EUR 5,000 per year to fulfill his role. This role changed from Fritz W. Fröhlich to Douglas A. Grose after the first quarter.

ASML HOLDING N.V. - REMUNERATION REPORT 2015 19